U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities and Exchange Act of 1934

For Fiscal Year Ended December 31, 2003

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes at December 31, 2003	11

EXHIBIT
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of Crane Co. Union Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Crane Co. Union Savings and Investment Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

Deloitte & Touche LLP

Stamford, Connecticut

June 15, 2004

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS

INVESTMENTS, AT FAIR VALUE:
Crane Co. Stock Fund	$13,813	$9,430
Jennison Growth Fund Z	155,879	110,919
Dryden Stock Index Fund I	97,146	79,663
Wells Fargo Stable Value Fund A	629,699	699,375
Fidelity Advisors Growth Opportunities Fund T	—	33,830
Oppenheimer Enterprise Fund A	—	27,597
Putnam International Growth Fund A	59,385	77,412
Dreyfus Premier Balanced Fund A	—	137,634
Lord Abbett Mid Cap Value Fund A	49,263	—
American Balanced Fund A	121,532	—
MFS Mid-Cap Growth Fund A	60,764	59,278
Fidelity Advisor Dividend Growth Fund T	219,289	135,629
Loan Fund	59,014	53,011

Total investments	1,465,784	1,423,778

RECEIVABLES:
Company contributions	1,009	2,886
Employee contributions	2,090	18,146
Employee loan payments	1,120	1,327

Total receivables	4,219	22,359

NET ASSETS AVAILABLE FOR BENEFITS	$1,470,003	$1,446,137

See notes to financial statements.

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED

DECEMBER 31, 2003 and 2002

	2003	2002
CONTRIBUTIONS:
Employee	$149,132	$255,627
Company	36,063	70,565

Total contributions	185,195	326,192

GAIN (LOSS) ON INVESTMENTS, NET:
Interest and dividends	10,773	7,323
Net appreciation (depreciation) in fair value of investments	195,493	(195,106)

Total gain (loss) on investments, net	206,266	(187,783)

Distributions to participants	(364,999)	(436,774)
Administrative and other expenses	(2,596)	(1,792)

Net increase (decrease) in net assets available for benefits	23,866	(300,157)

Net assets available for benefits beginning of year	1,446,137	1,746,294

Net assets available for benefits end of year	$1,470,003	$1,446,137

See notes to financial statements.

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

Notes	to Financial Statements

1.	DESCRIPTION OF THE PLAN

The following is a brief description of the Crane Co. Union Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document and amendments for more complete information.

A. General The Plan is a defined contribution plan covering certain United States of America (“U.S.”) collective bargaining employees of Crane Co. and its subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B. Plan Amendments The predecessor plan was The Mark Controls 401(k) Savings Plan and was amended effective January 1, 1998, renaming the Plan as the Crane Co. Union Savings and Investment Plan. Effective January 1, 1998, the Plan became available to those Crane Co. collective bargaining units who negotiated inclusion in the Plan. The benefits delivered vary by union group and are dependent upon the negotiated terms through the collective bargaining process. The Plan was amended effective January 1, 2003.

C. Administration of the Plan The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.

D. Participation Subject to certain conditions, U.S. collective bargaining employees of Crane Washington (effective 1998); Sequentia (effective 2001); Powers Process (effective 1995 was sold in September 2001); Dyrotech Industries (effective 1998 was sold in September 2002) and Kemlite Company, Inc. (Cortec, effective 1998 was sold in September 2002) are eligible to participate in the Plan on the first day of the month succeeding the month after all eligibility requirements have been satisfied as established by the collective bargaining agreement.

E. Contributions and Funding Policy Participants may elect to contribute to the Plan in whole percentages as set forth in the collective bargaining agreement. Participants who have attained age 50 before the close of the Plan Year will be eligible to make Catch-Up Contributions in accordance with, and subject to the limits of, Section 414(v) of the Code. Contributions are invested in funds selected by the participants. The Company matching benefits vary by collective bargaining group and are dependent upon the negotiated terms through the collective bargaining process. In accordance with the Internal Revenue Code (the “Code”), participant pretax contributions could not exceed $12,000 in 2003 and $11,000 in 2002. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.

F. Expenses Plan administrative expenses (except those associated with the Crane Co. Stock Fund) are paid by the Company. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund are paid by the fund through automatic unit deductions. Participant loan fees are paid by the participant through automatic payroll deductions.

G. Vesting Employee contributions are 100% vested. Vesting for employer contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 years but fewer than 3	40%
3 years but fewer than 4	60%
4 years but fewer than 5	80%
5 years or more	100%

Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

H. Distributions A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Code. Any part of a participant’s unvested Company contribution at the time of termination of employment is forfeited and used to reduce future Company contributions.

I. Plan Termination The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable. Subject to the requirements of the Code, the Committee shall thereupon direct either (i) The Prudential Trust Company (“Trustee”) to continue to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

J. Tax Status The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

K. Rollovers and Transfers from Other Plans Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

L. Participant Loan Fund Some participants (depending upon the collective bargaining process) may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer between the investment fund and the Loan Fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus two percent. Principal and interest are paid ratably through regular payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

A. The financial statements of the Plan have been prepared using the accrual basis of accounting.

B. Investment Valuation Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Wells Fargo Stable Value Fund A is a collective trust fund that is administered by Wells Fargo Bank, N.A. (the “Bank”). The value of this investment is based on the underlying unit value reported by the Bank. The Crane Co. Stock Fund is valued at the quoted market price of the Company’s common stock. Participant loans are valued at cost, which approximates fair value.

Below are the investments whose fair value individually represented 5% or more of the Plan’s net assets as of December 31, 2003 and 2002:

	2003		2002
	Shares/ Units	Market Value	Shares/ Units	Market Value
Jennison Growth Fund Z	11,676	$155,879	10,811	$110,919
Dryden Stock Index Fund I	3,917	97,146	4,062	79,663
Wells Fargo Stable Value Fund A	18,488	629,699	21,370	699,375
Putnam International Growth Fund A	2,874	59,385	4,717	77,412
Dreyfus Premier Balanced Fund A	—	—	12,997	137,634
American Balanced Fund A	7,029	121,532	—	—
Fidelity Advisor Dividend Growth Fund T	19,527	219,289	14,726	135,629

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	2003	2002
Mutual Funds	$163,870	$(228,771)
Common and Collective Funds	25,906	36,649
Common Stocks	5,717	(2,984)

	$195,493	$(195,106)

C. Investment Transactions and Investment Income Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants’ accounts within the fund based on the participant’s relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

D. Distributions to Participants Benefit payments are recorded when paid.

E. Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Financial. Prudential Financial is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred for investment management services, if any, were paid by the Employer.

At December 31, 2003 and 2002, the Plan held 449 and 473 shares, respectively, of common stock of Crane Co., the sponsoring employer, with a cost basis of $9,699 and $10,573, respectively. During the year ended December 31, 2003 and 2002, the Plan recorded dividend income of $199 and $204, respectively, related to its investment in the common stock of Crane Co.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Union Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

/s/ G. A. Dickoff
G.A. Dickoff
On behalf of the Committee

/s/ A. I. duPont
A.I. duPont
On behalf of the Committee

Stamford, CT

June 25, 2004

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR

INVESTMENT PURPOSES

DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Shares	Cost	Current Value
Crane Co. Stock Fund*	449	$9,699	$13,813
Jennison Growth Fund Z*	11,676	170,737	155,879
Dryden Stock Index Fund I*	3,917	107,193	97,146
Wells Fargo Stable Value Fund A	18,488	570,847	629,699
Putnam International Growth Fund A	2,874	56,709	59,385
Lord Abbett Mid Cap Value Fund A	2,616	41,617	49,263
American Balanced Fund A	7,029	104,041	121,532
MFS Mid-Cap Growth Fund A	7,780	55,408	60,764
Fidelity Advisor Dividend Growth Fund T	19,527	212,924	219,289
Loans to Participants*- Loans have interest rates ranging from 6.25% to 11.50% and mature in 2004 through 2009 (32 loans outstanding).	—	59,014	59,014

		$1,388,189	$1,465,784

*	Represents a party-in-interest to the plan.